Exhibit 99.7

CERTIFICATE OF AUTHOR

I, Eugene Tucker, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1

I am currently employed as a Principal Mining Engineer and Regional Manager - Canada with AMC Mining Consultants (Canada) Ltd. with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

2

This certificate applies to the technical report titled “Silver Sand Project Pre-Feasibility Study”, with an effective date of 19 June 2024, (the “Technical Report”) prepared for New Pacific Metals Corp. (“the Issuer”) in respect of the Issuer's Silver Sand property (the "Property").

3

I am a graduate of the University of Alberta in Edmonton, Canada (Bachelor of Science degree in Engineering in 1996 and Master of Engineering in 1999). I am a registered member in good standing with Engineers and Geoscientists British Columbia (License #30131) and Association of Professional Engineers and Geoscientists of Alberta (License #60027). I have worked as a Mining Engineer for a total of 25 years and have relevant experience in open pit mining of gold, base metals and coal, design and planning, mine production and financial evaluation, reserve estimation, technical reviews, feasibility and pre-feasibility studies, project and construction management, contracts management and cost estimation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Property.

5	I am responsible for Sections 2-6, 20, 23, 24, 25, 26 and part of 1 of the Technical Report.

6	I am independent of the Issuer and any related companies as described in Section 1.5 of the NI 43-101;

7	I have not had prior involvement with the property that is the subject of the Technical Report;

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43- 101 and Form 43-101F1.

9

As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 19 June 2024
Signing Date: 6 August 2024

Original signed by

Eugene Tucker, P.Eng.
Regional Manager – Canada / Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.